Exhibit 23.2
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
      The undersigned firm of Independent Petroleum Engineers, of Calgary, Alberta, Canada, knows that it is named as having prepared a constant dollar evaluation dated September 25, 2006 of the Kotaneelee interests of Magellan Petroleum Corporation, and hereby gives its consent to the use of its name and to the use of the said estimates.

Paddock Lindstrom & Associates Ltd.

/s/ L. K. Lindstrom

L. K. Lindstrom, P. Eng.
President
September 27, 2006